Kingtone Wirelessinfo Solution Holding Ltd Reports

the First Six Months of Fiscal Year 2012 Unaudited Financial Results

Revenues in the First Six Months of FY2012 Down 60.7% to $1.2 Million from the Prior Year Period

Gross Profits in the First Six Months of FY2012 Down 110.3% to minus $0.2 Million from the Prior Year Period

Basic and Diluted Loss Per Share of $0.37 in the First Six Months of FY2012 Down $0.38 from Earnings Per Share $0.01 in the Prior Year Period

Xi’an, China, June 28, 2012 — Kingtone Wirelessinfo Solution Holding Ltd (Nasdaq: KONE) (“Kingtone”, “we” or the “Company”), a China-based developer and provider of mobile enterprise solutions, today announced financial results for the six months ended March 31, 2012. The financial statements and other financial information included in this press release are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Financial Highlights for the first Six Months of FY 2012

Revenues decreased 60.7% to $1.2 million from $3.0 million in the prior year period.

Gross profit decreased 110.3% to minus $0.2 million from $2.0 million in the prior year period.

Gross margin decreased to minus 17.1% from 65.2% in the prior year period.

Net loss of approximately $5.2 million as compared to net income of approximately $0.07 million in the prior year period.

Basic and diluted loss per share was $0.37 for the period ending March 31, 2012 compared to basic and diluted earnings per share of $0.01 during the same period last year. Weighted average shares outstanding were 14,050,000 as compared to 14,000,000 on March 31, 2012 and 2011, respectively.

“The deteriorated business environment and the corresponding increasingly fierce competition in software solutions industry have understandably led many people to question the future prospects for our industry,” said Mr. Peng Zhang, Chief Executive Officer. “We saw a growing number of small service providers compete very aggressively on price and this negatively affected our ability to win new contracts, while we believe that this situation may be temporary. It is clear that the current environment presents a series of challenges and opportunities. We have taken a number of measures to improve our performance and strengthen our business model to achieve sustainable growth. We believe that the client demand for our products and services will drive our performance ultimately.”

Results of Operations – for the six months ended March 31, 2012 compared to six months ended March 31, 2011

Net Revenues

For the first six months ended March 31, 2012, revenues decreased by 60.7% to $1.2 million from $3.0 million in the comparable period of fiscal year 2011.

Revenues from software solutions decreased by 96.0% to $0.05 million in the six months ended March 31, 2012 compared to $1.29 million in the prior year period. As a percentage of total revenue, software solution sales decreased from 43.0% to 4.4%. The significant decrease in our software solutions revenue was mainly due to the market’s switch from the use of traditional mobile phones to contemporary android phones in China which triggers the need for us to the development of new software platforms; the change in the policy of certain of our clients which are governmental agents with respect to the application of mobile software application, and increased competition from a number of competitors in this industry, including better capitalized state owned enterprises, which resulted in our inability to continue to win new projects. As a result, our new contracts were of substantially smaller value than our contracts in the prior year period.

Revenues from wireless system solutions decreased by 34.1% to $1.1 million in the six months ended March 31, 2012 compared to $1.71 million in the prior year period. As a percentage of total revenue, wireless system solution sales increased from 57.0% to 95.6% of our total revenue due to sharp shrink in software solutions sales as stated above. The decrease in revenue from wireless system solutions was mainly attributable to decreased demand caused by current weak economic and market condition.

Cost of Sales

Cost of sales increased by 32.3% to approximately $1.4 million for the first six months ended March 31, 2012 from approximately $1.0 million for the first six months ended March 31, 2011. As a percentage of our total revenues, our cost of sales increased to 117.1% of our total revenues for the first six months ended March 31, 2012 from 34.8% of our total revenues for the first six months ended March 31, 2011. The increase in cost of sales was primarily attributable to the increased labor cost and high compensation for software technicians driven by the high inflation rate. Although our revenue decreased, the Company didn’t layoff the employees because we believe the situation may be temporary and we should maintain our current R&D capability. Therefore, the cost of sales increased partly due to higher labor cost and compensation driven by inflation and partly due to the sale of higher percentage wireless system solutions, which has lower margin than the software solutions. The increased labor cost also included the higher expenses we need to pay to the installation subcontractors despite of the decreased contract amount we obtained.

Cost of sales for software solution increased by 20.6% to approximately $0.4 million for the first six months ended March 31, 2012 from approximately $0.3 million for the first six months ended March 31, 2011, representing 26.3% and 28.8% of the total cost of sales and 698.1% and 23.3% of our software solution revenue for the first six months ended March 31, 2012 and 2011, respectively.

Cost of sales for wireless system solutions increased by 37.0% to approximately $1.0 million for the first six months ended March 31, 2012 from approximately $0.7 million for the first six months ended March 31, 2011, representing 73.7% and 71.2% of the total cost of sales and 90.3% and 43.5% of wireless system solution revenues for the first six months ended March 31, 2012 and 2011, respectively.

Gross Profit and Gross Margin

For the first six months of fiscal year 2012, gross profit decreased by 110.3% to minus $0.2 million from $1.96 million in the prior year period. Gross margin for the six months ended March 31, 2012 was minus 17.1% compared to 65.2% in the prior year period.

Gross profit from software solutions decreased by 131.4% to minus $0.3 million from $1.0 million and gross margin decreased to minus 598.1% from 76.7% in the prior year period. Gross profit from wireless system solutions decreased by 88.7% to $0.11 million from $0.97 million and gross margin decreased to 9.7% from 56.5% in the prior year period. This decrease of gross profit and gross margin was primarily due to the significant decrease of the value of new contracts and the higher compensation costs we incurred to attract and retain software technicians.

Operating Expenses

Total operating expenses for the six months ended March 31, 2012 were $5.0 million, compared to $1.85 million in the prior year period, representing an increase of 169.9% due to the causes analyzed below.

Selling and marketing expenses increased by 62.5% to $0.43 million in the six months ended March 31, 2012 from $0.27 million for the same period in the prior year, and represented 36.8% and 8.9% of revenues for the first six months of fiscal year 2012 and 2011, respectively. Our sales personnel took more efforts in communicating with our current clients and potential clients although their efforts did not result in increased revenue. We believe the situation may be temporary and we may further expand our customer base in the future.

General and administrative expenses were approximately $4.4 million in the six months ended March 31, 2012, an increase of 200.5% from $1.45 million as compared to the same period in the prior year, and represented 369.0% and 48.3% of revenues for the six months ended March 31, 2012 and 2011, respectively. The significant increase in general and administrative expenses was mainly due to the increase of bad debt expense of approximately $3.3 million and depreciation expenses from the Kingtone Center building of $0.3 million. The significant increase of bad debt expense was mainly attributable to the switch of the platform in the software industry, and the company’s former customers are not paying us the remaining accounts receivable balances for the revenue recognized in prior years.

Research and development expenses were approximately $0.20 million in the six months ended March 31, 2012, an increase of 50.0% from $0.13 million as compared to the same period in the prior year, and represented 16.5% and 4.3% of revenues for the six months ended March 31, 2012 and 2011, respectively.

(Loss) Income from Operations

The Company had loss from operations of $5.2 million in the six months ended March 31, 2012 comparing to income from operations of $0.1 million in the comparable period of fiscal year 2011, a decrease of $5.3 million, primarily due to significantly lower revenues from software solutions compounded by increased operating expenses. Operating margins for the six months ended March 31, 2012 and 2011 were minus 439.5% and 3.7%, respectively.

Net (Loss) Income and EPS

Net loss was $5.2 million during the six month period ended March 31, 2012, compared to net income of $0.07 million in the prior year period, a decrease of $5.27 million. Net income as a percentage of total net revenues were minus 438.5% and 2.3% for the first six months of fiscal year 2012 and 2011, respectively. Basic and diluted loss per share was $0.37 in the six months ended March 31, 2012, compared to basic and diluted earnings per share of $0.01 in the prior year period. The number of weighted average common shares outstanding for the six months ended March 31, 2012 was 14,050,000, compared to 14,000,000 a year ago.

Liquidity and Capital Resources

Cash and Cash Equivalents

As of March 31, 2012, the Company had cash and cash equivalents of $7.4 million, compared to $8.7 million as of September 30, 2011, the Company’s last fiscal year end. Cash flows used in operating activities for the six months ended March 31, 2012 were approximately $1.5 million, compared to approximately $3.9 million in the prior year period, mainly due to the significant net loss of $5.2 million and the increased other receivables of $0.9 million. Depreciation and amortization expenses were $0.29 million and $0.22 million for the six months ended March 31, 2012, and 2011, respectively. Cash flows used in investing activities were approximately $0.08 million for the six months ended March 31, 2012, compared to $0.01 million in the prior year period. It is mainly attributable to the payment to purchase property and equipment. Cash flows provided by financing activities were $0 for the six months ended March 31, 2012, compared to $0.005 million in the prior year period.

Financial Outlook

Based on the results of the first six months of fiscal year 2012 and lower anticipated sales for the second half of fiscal year 2012, in light of increased competition, price pressure and continuing negotiations for new contracts that were expected to be signed earlier in the year, the Company is revising its previously released guidance for fiscal year 2012. We now expect revenues in the range between $5 million and $6 million and net loss in the range between $8 million and $10 million.

Conference Call

The Company will host a conference call to discuss the first six months of fiscal year 2012 financial results at 8:00 a.m. EDT on Friday, June 29, 2012.

To participate in the conference call, please dial any of the following numbers:

USA Toll Free: (877) 407-9205

International: (201) 689-8054

Conference ID #:396637

A replay of the call will be available until 11:59 PM EDT on July 1, 2012.

To access the replay, please dial any of the following numbers:

USA Toll Free: (877)-660-6853

International: (201) 612-7415

Replay Passcodes (both required for playback):

Account #: 286

Conference ID #: 396637

About Kingtone Wirelessinfo Solution Holding Ltd

Kingtone Wirelessinfo Solution Holding Ltd (Nasdaq: KONE) is a China-based developer and provider of mobile enterprise solutions. The Company’s products, known as mobile enterprise solutions, extend a company’s or enterprise’s information technology systems to include mobile participants. The Company develops and implements mobile enterprise solutions for customers in a broad variety of sectors and industries, to improve efficiencies by enabling information management in wireless environments. At the core of its many diverse packaged solutions is proprietary middleware that enables wireless interactivity across many protocols, devices and platforms.

For more information, please visit Kingtone’s website at http: www.kingtoneinfo.com.  The Company routinely posts important information on its website.

Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends”, “future” and “guidance” or similar expressions. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

Yao Ti:

Tel:  +86-29-8826-6383

Email: tiyao@kingtoneinfo.com

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars, except shares and per share data)

	As of March 31,	As of September 30,
	2012	2011
	(Unaudited)

ASSETS
Current assets
Cash and cash equivalents	$7,413	$8,749
Accounts and notes receivable, net of allowance	5,977	9,418
Unbilled revenue	33	169
Amounts due from related companies	123	118
Inventories, net	311	230
Other receivables and prepayments	1,976	1,057
Current portion of net investment in sales-type leases	1,003	724
Total Current Assets	16,836	20,465
Non-current assets
Property and equipment, net	13,794	13,482
Intangible assets	643	629
Long-term other receivables	1,409	1,247
Net investment in sales-type leases, less current portion	511	696
Total Assets	$33,193	$36,519

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable	$998	$942
Advances from customers	1,010	368
Other payables and accruals	44	155
Taxes payable	1,545	1,542
Amounts due to shareholder	2	2
Dividend payable	818	788
Total Current Liabilities	4,417	3,797

Shareholders' equity
Ordinary share ($.001 par value, 100,000,000 shares authorized, 14,050,000 shares and 14,050,000 shares issued and outstanding as of March 31, 2012 and September 30, 2011, respectively)	$14	$14
Additional paid in capital	22,232	22,231
Appropriated retained earnings	1,615	1,615
Unappropriated retained earnings	1,303	6,473
Accumulated other comprehensive income	3,612	2,389
Total Shareholders' Equity	28,776	32,722

Total Liabilities and Shareholders' Equity	$33,193	$36,519

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Expressed in thousands of U.S. Dollars, except shares and per share data)

(Unaudited)

	For the Six Months Ended March 31,
	2012	2011

Revenues
Software	$52	$1,291
Wireless system solution	1,127	1,710
- Related party	31	63
- Third party	1,096	1,647
Total revenues	1,179	3,001
Cost of sales
Software	363	301
Wireless system solution	1,018	743
Total cost of sales	1,381	1,044

Gross (loss) profit	(202)	1,957

Operating expenses
Selling and marketing expenses	434	267
General and administrative expenses	4,351	1,448
Research and development expenses	195	130
Total operating expenses	4,980	1,845
(Loss) Income from operations	(5,182)	112

Other income (expense)
Interest income	57	85
Other (expense) income	(45)	7
Total other income (expense), net	12	92
(Loss) Income before income tax expenses	(5,170)	204
Income tax expenses	-	135
Net (loss) income	$(5,170)	$69
Other comprehensive income
Foreign currency translation gain	1,223	691
Comprehensive (loss) income	$(3,947)	$760

(Loss) Earnings per ordinary share:
Basic and Diluted	$(0.37)	$0.01

Weighted average number of ordinary shares outstanding Basic and Diluted	14,050,000	14,000,000

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars, except shares and per share data)

(Unaudited)

	For the Six Months Ended March 31,
	2012	2011
Cash flows from operating activities
Net (loss) income	$(5,170)	$69
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	291	223
Bad Debt Provision	3,281	5
Share-based compensation expense	2	233

Changes in operating assets and liabilities
Accounts and notes receivable	522	(2,751)
Unbilled revenue	141	726
Other receivables	(890)	(266)
Advance to suppliers	-	(679)
Inventories	(73)	233
Taxes payable	(55)	(1,732)
Accounts payable	20	68
Advance from customers	626	31
Other payables and accruals	(112)	(56)
Net investment in sales-type leases	(39)	-
Net cash used in operating activities	(1,456)	(3,896)

Cash flows from investing activities
Payment to purchase property and equipment	(82)	(10)
Proceeds from disposal of office equipment	1	-
Net cash used in investing activities	(81)	(10)

Cash flows from financing activities
Collection in amounts due from related-party companies	-	5
Net cash provided by financing activities	-	5

Effect of exchange rate changes on cash and cash equivalents	201	267

Net decrease in cash and cash equivalents	(1,336)	(3,634)
Cash and cash equivalents at beginning of the period	8,749	14,909
Cash and cash equivalents at end of the period	$7,413	$11,275

Supplemental disclosure of cash flow information
Interest paid	$-	$-
Income taxes paid	$-	$1,555